Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Available earnings:
Earnings (loss) before income taxes	75	(3)	100	79
Add fixed charges:
Interest expense incurred	16	21	47	70
Amortization of debt expense and discount	1	4	2	6
Interest portion of rental expense (1)	1	2	5	6
Total earnings as defined	93	24	154	161
Fixed charges:
Interest expense incurred	16	21	47	70
Amortization of debt expense and discount	1	4	2	6
Interest portion of rental expense (1)	1	2	5	6
Total fixed charges	18	27	54	82
Ratio of earnings to fixed charges	5.2	0.9	2.9	2.0

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).